SECURITIES AND EXCHANGE COMMISSION

Washington DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 AND 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For 01 October 2020

InterContinental Hotels Group PLC
(Registrant's name)

Broadwater Park, Denham, Buckinghamshire, UB9 5HJ, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

EXHIBIT INDEX

99.1	Maximum Acceptance Amount dated 1 October 2020

Exhibit No: 99.1

THIS ANNOUNCEMENT RELATES TO THE DISCLOSURE OF INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION WITHIN THE MEANING OF ARTICLE 7(1) OF THE MARKET ABUSE REGULATION (EU) 596/2014

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES OF AMERICA, ITS TERRITORIES AND POSSESSIONS (INCLUDING PUERTO RICO, THE U.S. VIRGIN ISLANDS, GUAM, AMERICAN SAMOA, WAKE ISLAND AND THE NORTHERN MARIANA ISLANDS), ANY STATE OF THE UNITED STATES OF AMERICA OR THE DISTRICT OF COLUMBIA (the United States) OR ANY OTHER JURISDICTION OR TO ANY OTHER PERSON WHERE OR TO WHOM IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS ANNOUNCEMENT

1 October 2020.

InterContinental Hotels Group PLC announces the Maximum Acceptance Amount in connection with its tender offer for its £400,000,000 3.875 per cent. Notes due 2022

InterContinental Hotels Group PLC (the Company) announces today the Maximum Acceptance Amount in connection with its invitation to holders of its £400,000,000 3.875 per cent. Notes due 28 November 2022 (ISIN: XS0859098351) guaranteed by Six Continents Limited and InterContinental Hotels Limited (together, the Guarantors and each a Guarantor) (the Notes) to tender their Notes for purchase by the Company for cash (subject to the satisfaction (without limitation) or waiver of the New Financing Condition on or prior to the Settlement Date (each as defined below)) (the Offer).

The Offer was announced on 29 September 2020 and was made on the terms and subject to the conditions contained in the tender offer memorandum dated 29 September 2020 (the Tender Offer Memorandum) prepared by the Company. Capitalised terms used in this announcement but not defined have the meanings given to them in the Tender Offer Memorandum.

The Maximum Acceptance Amount

On 29 September 2020, the Company also announced its intention to issue one or two series of new fixed rate euro and/or sterling denominated notes under its £3,000,000,000 Euro Medium Term Note Programme (the New Notes), to be unconditionally and irrevocably guaranteed by the Guarantors. Whether the Company will accept for purchase Notes validly tendered pursuant to the Offer is subject, without limitation, to the successful completion (in the sole determination of the Company) of the issue of the New Notes (the New Financing Condition) or (in the sole determination of the Company) the waiver of such condition by the Company.

Following pricing of the New Notes earlier today, the Company announces that it has determined that the Maximum Acceptance Amount of the Offer will be: £250,000,000 of the aggregate nominal amount of the outstanding Notes.

The Expiration Deadline of the Offer is 4.00p.m. London time on Tuesday, 6 October 2020.

The Company will announce whether or not it will accept (subject to the satisfaction (without limitation) or waiver of the New Financing Condition on or prior to the Settlement Date) valid tenders of Notes pursuant to the Offer and, if so accepted, the Final Acceptance Amount and details of any pro rata scaling as soon as reasonably practicable on Wednesday, 7 October 2020.

Subject to the satisfaction (without limitation) or waiver of the New Financing Condition on or prior to the Settlement Date, the expected Settlement Date for the Offer is Thursday, 8 October 2020.

Barclays Bank PLC (Telephone: + 44 (0) 20 3134 8515; Attention: Liability Management Group; Email: eu.lm@barclays.com) and BofA Securities (Telephone: +44 (0) 20 7996 5420; Attention: Liability Management Group; Email: DG.LM-EMEA@bofa.com) are acting as Dealer Managers for the Offer and Lucid Issuer Services Limited (Telephone: +44 (0) 20 7704 0880; Attention: Owen Morris; Email: ihg@lucid-is.com) is acting as Tender Agent.

This announcement is released by the Company and contains information that qualified or may have qualified as inside information for the purposes of Article 7 of the Market Abuse Regulation (EU) 596/2014 (MAR), encompassing information relating to the Offer described above. For the purposes of MAR and Article 2 of Commission Implementing Regulation (EU) 2016/1055, this announcement is made by Nicolette Henfrey, Company Secretary of InterContinental Hotels Group PLC.

LEI Number: 2138007ZFQYRUSLU3J98

DISCLAIMER This announcement must be read in conjunction with the Tender Offer Memorandum.  No offer or invitation to acquire any securities is being made pursuant to this announcement. The distribution of this announcement and the Tender Offer Memorandum in certain jurisdictions may be restricted by law.  Persons into whose possession this announcement and/or the Tender Offer Memorandum comes are required by each of the Company, the Guarantors, the Dealer Managers and the Tender Agent to inform themselves about, and to observe, any such restrictions.

For further information please contact:

Investor Relations:

(Stuart Ford, Rakesh Patel)                         +44 (0)1895 512176             +44 (0)7527 419 431

Media Relations:

(Yasmin Diamond, Mark Debenham):        +44 (0)1895 512097             +44 (0)7527 424 046

Notes to Editors:

IHG® (InterContinental Hotels Group) [LON:IHG, NYSE:IHG (ADRs)] is a global organisation with a broad portfolio of hotel brands, including Six Senses Hotels Resorts Spas, Regent Hotels & Resorts, InterContinental® Hotels & Resorts, Kimpton® Hotels & Restaurants, Hotel Indigo®, EVEN® Hotels, HUALUXE® Hotels and Resorts, Crowne Plaza® Hotels & Resorts, voco™, Holiday Inn® Hotels & Resorts , Holiday Inn Express®, Holiday Inn Club Vacations®, avid™ hotels, Staybridge Suites®, Atwell Suites™, and Candlewood Suites®.

IHG franchises, leases, manages or owns more than 5,900 hotels and approximately 883,000 guest rooms in more than 100 countries, with over 1,900 hotels in its development pipeline. IHG also manages IHG® Rewards Club, our global loyalty programme, which has more than 100 million enrolled members.

InterContinental Hotels Group PLC is the Group's holding company and is incorporated in Great Britain and registered in England and Wales. Approximately 400,000 people work across IHG's hotels and corporate offices globally.
Visit www.ihg.com for hotel information and reservations and www.ihgrewardsclub.com for more on IHG Rewards Club. For our latest news, visit: https://www.ihgplc.com/en/news-and-media and follow us on social media at: https://twitter.com/ihgcorporate, www.facebook.com/ihgcorporate and www.linkedin.com/company/intercontinental-hotels-group

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InterContinental Hotels Group PLC
(Registrant)

By:	/s/ F. Cuttell
Name:	F. CUTTELL
Title:	ASSISTANT COMPANY SECRETARY

Date:	01 October 2020